Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form F-6

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by

American Depositary Receipts of

OJSC Concern “KALINA”

(Exact name of Issuer of deposited securities as specified in its charter)

Not Applicable

(Translation of Issuer’s name into English)

Russian Federation

(Jurisdiction of Incorporation or Organization)

Deutsche Bank Trust Company Americas

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, New York 10005

+212.250.8500

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Puglisi & associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

+302 738 6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anya Goldin, Esq. Latham & Watkins LLP Ulitsa Gasheka, 7 Ducat PlaceII, Suite 900 Moscow 123056 Russian Federation	Olof Clausson, Esq. Latham & Watkins 99 Bishopsgate London EC2M 3XF United Kingdom

It is proposed that this filing become effective under Rule 466 (check appropriate box)	☐ immediately upon filing
☐ on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, evidenced by American Depositary Receipts, each American Depositary Share representing one (1) ordinary share of OJSC Concern “KALINA”	50,000,000 ADSs	$5.00	$2,500,000	$294.25

(1)	Each Unit represents 100 American Depositary Shares.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing such American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. Description of Securities to be Registered

Information about the American Depositary Shares evidenced by American Depositary Receipts			Location in Form of American Depositary Receipt (“Receipt”) filed herewith as Prospectus
(1)	Name and address of Depositary		Face of Receipt, Introductory article

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of Receipt, Upper right hand corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (14) and (15)

	(iii)	Collection and distribution of dividends	Paragraphs (13) and (14)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraph (12)

	(v)	Sale or exercise of rights	Paragraph (13)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (19), (20) and (21)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Paragraph (12)

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Paragraphs (2), (4) and (7)

	(x)	Limitation upon the liability of the Depositary	Paragraphs (17) and (18)

(3)	Fees and Charges		Paragraph (9)

Item 2. Available Information
Statement			Location in Receipt filed herewith as prospectus
The Company furnishes the Commission with such notices, reports and communications which are required to be submitted to the Commission by Rule 12g3-2(b) of the Securities Exchange Act. Such notices, reports and communications may be inspected and copied at the public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D. C. 20549.			Paragraph (12)

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

Exhibit	Description of Exhibit
(a)	Form of Deposit Agreement among OJSC Concern “KALINA”, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders from time to time of American Depositary Receipts issued thereunder (“ADRs”), including the Form of American Depositary Receipt (the “Deposit Agreement”). Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

(d)	Opinion of Latham & Watkins, counsel to the Depositary, as to the legality of the securities to be registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

(f)	Powers of Attorney. Included as part of the signature pages hereto.

Item 4. Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, on December 29, 2004.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts for ordinary shares of OJSC Concern “KALINA”

By:	Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Mike Hughes
Name:	Mike Hughes
Title:	Director

By:	/s/ Jeff Margolick
Name:	Jeff Margolick
Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ekaterinburg, Russian Federation on December 29, 2004.

OJSC Concern “ KALINA”

By:	/s/ Timur Goryaev
Timur Goryaev
General Director

Each person whose signature appears below hereby constitutes and appoints Timur Goryaev and Alexander Petrov, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ Timur Goryaev Timur Goryaev	Chief Executive Officer and Director (Principal Executive Officer)	29 December , 2004

/s/ Alexander Petrov Alexander Petrov	Chief Financial Officer (Principal Financial and Accounting Officer)	29 December , 2004

/s/ Nikolai Geller Nikolai Geller	Director	29 December , 2004

/s/ Reinhold Schlensok Reinhold Schlensok	Director	29 December , 2004

/s/ Casper Heisteeg Casper Heisteeg	Director	29 December , 2004

/s/ Johan Vreeman Johan Vreeman	Director, Chairman of the Board	29 December , 2004

/s/ Jan Dewijngaert Jan Dewijngaert	Director	29 December , 2004

/s/ Tatiana Babina Tatiana Babina	Chief Accountant	29 December , 2004

/s/ Donald J Puglisi Puglisi & associates	Authorized Representative in the United States	29 December , 2004

EXHIBIT INDEX

No.	Description of Exhibit
(a)	Form of Deposit Agreement

(d)	Opinion of counsel to the Depositary, as to the legality of the securities to be registered

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